CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
Financial Results Announcement
For the six months ended June 30, 2008 (unaudited)
HONG KONG, September 29, 2008, China Technology Development Group Corporation (NASDAQ: CTDC) (collectively, the “Company”, “We”, “us”, or “our”) announced today its unaudited consolidated financial results for the six month period ended June 30, 2008 (without any footnotes disclosure).
The Group decided to focus on the strategic expansion in the solar business and proposed to dispose of its equity interest of Jingle Technology Co Ltd. (”Jingle”) and its subsidiaries, BHLNet and BBHL (collectively, the “IT operations”). The disposal of Jingle was approved by the written resolution of the Board passed on May 9, 2008.
As at June 30, 2008, our first SnO2 solar base plate production line in the factory which located at China Merchants Zhangzhou Development Zone in Fujian Province of PRC concluded its installation and testing and hence, no revenue has been generated and our revenues were contributed solely from IT operations in 2008 Period.
     The Company’s IT operations were classified as held for sale in the six months ended June 30, 2008(the “2008 Period”). The gain from this discontinued operation represented as the below:
     a) Revenues. Revenues decreased by US$87,000, or 25.89%, from US$336,000 in the six months ended June 30, 2007 (the “2007 Period”) to US$249,000 in 2008 Period.
     b) Cost of sales. Cost of sales decreased by US$97,000, or 61.78%, from US$157,000 in 2007 Period to US$60,000 in 2008 Period. The decrease in cost of sales of our IT operations was in line with the decrease in our revenues.
     c) Gross profit. Gross profit increased by US$10,000, or 5.59%, from US$179,000 in 2007 Period to US$189,000 in 2008 Period. As a percentage of sales, the gross profit margin of our IT operations increased by 22.63bps, from 53.27% in the 2007 Period to 75.90% in the 2008 Period. The increase was due primarily to no revenue from CA which was offered previously lower prices.
     d) Selling expenses. Selling expenses decreased by US$25,000, or 43.10%, from US$58,000 in 2007 Period to US$33,000 in 2008 Period due to downsize of certain technical support staffs.
     e) General and administrative expenses. General and administrative expenses decreased by US$39,000, or 15.48%, from US$252,000 in 2007 Period to US$213,000 in 2008 Period.
General and administrative expenses (“G&A expenses”) increased by US$700,000, or 102.94%, from US$680,000 in 2007 Period to US$1,380,000 in 2008 Period. The increase in G&A expenses was due primarily to the combined effects of the following:
a)	G&A expenses of our corporate office increased by US$507,000, or 81.77%, from US$620,000 in 2007 Period to US$1,127,000 in 2008 Period. The significant increase was due primarily to a stock-based compensation of US$340,000 was recognized in 2008 Period, compared to nil stock-based compensation was recognized in 2007 Period. In addition, there was an increase in staff costs and professional fee in relation to corporate and securities matters.

b)	G&A expenses of our Solar Operations increased by US$97,000, or 161.67%, from US$60,000 in 2007 Period to US$157,000 in 2008 Period as a result of the expansion of production line at China Merchants Zhangzhou Development Zone in Fujian Province of PRC.
Non-operating expenses. Non-operating expenses mainly represented US$99,000 of loss on disposal of available-for-sale securities and US$13,000 of exchange loss on bank account denominated in Hong Kong dollars in 2008 Period.
The Company also maintained a deposit of US$770,000 with China Biotech Holdings Limited, the major shareholder of the Company, for the purpose of financing potential investments. In addition, we had received US$1,154,000 from China Biotech Holdings Limited for assignment agreement relating to disposal of its entire interests in China Natures Technology Inc(“CNT”) between Total Trump and China Biotech Holdings Limited in 2008 Period. The Company recorded it as sharehoelders’ contribution in the additional paid-in capital in shareholders equity in 2008 Period. The additional paid-in capital did not have any dilution to shareholders.
As a result, the Company reported a net loss of US$1,418,000 in 2008 Period as compared to a net income of US$796,000 in 2007 Period.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except for per share data)
For the six months ended June 30, 2007 and 2008

	June 30,	June 30,
	2007*	2008

	US$	US$
Continuing operations:
Revenues	—	—
Cost of sales	—	—

Gross profit	—	—

Selling expenses	—	—
General and administrative expenses	(680)	(1,380)

Operating loss	(680)	(1,380)

Interest income	41	13
Finance costs	(8)	—
Non-operating income	1,327	—
Non-operating expenses	(133)	(116)

Income (loss) before income tax expenses	547	(1,483)

Income taxes expenses	—	—
Income (loss) from continuing operations	547	(1,483)

Discontinued operations:
Income from discontinued operations, net of income taxes of nil for the six months ended June 30, 2007 and 2008	249	65

Net income (loss) for the period	796	(1,418)

Net income (loss) per share
-Basic and dilutive	0.06	(0.10)

Net income (loss) per share from continuing operations
-Basic and dilutive	0.04	(0.10)

Net income per share from discontinued operations
-Basic and dilutive	0.02	—

Weighted average ordinary shares
-Basic and dilutive	13,893	14,249

*	Certain revenues and expenses were reclassified to discontinued operations for comparative purpose.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except for share data)

	(Audited )	(Unaudited)
	December 31,	June 30,
	2007*	2008
	US$	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,477	669
Short-term investments-security trust account	—	—
Available-for-sale securities	6,143	3,985
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil as of December 31, 2007 and June 30, 2008, respectively	—	—
Inventories	—	—
Value added tax and business tax recoverable	—	—
Due from related parties	769	770
Prepaid expenses and other current assets	98	162
Assets held for sale	427	327

TOTAL CURRENT ASSETS	9,914	5,913

Prepayment for land use right	615	654
Property, plant and equipment, net	4,888	5,248
Prepayment for acquisition of property	470	547

TOTAL ASSETS	15,887	12,362

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable	—	—
Accrued professional fees	735	326
Income taxes payable	84	82
Due to related parties	917	1,304
Deferred tax liabilities	182	—
Other liabilities and accrued expenses	2,344	1,108
Liabilities related to assets held for sale	285	232

TOTAL CURRENT LIABILITIES	4,547	3,052

Deferred tax liabilities-non-current	347	369

TOTAL LIABILITIES	4,894	3,421

SHAREHOLDERS’ EQUITY
Common stock, (US$0.01 par value; 4,000,000,000 shares authorized;
Shares issued and outstanding 15,028,665 in 2007 and 2008)	160	160
Preferred stock, (US$0.01 par value; 1,000,000,000 shares authorized;
Shares issued and outstanding 1,000,000 in 2007 and 2008)	11	11
Additional paid-in capital	50,692	55,405
Accumulated deficit	(40,149)	(44,116)
Accumulated other comprehensive income (loss)	279	(2,519)

TOTAL SHAREHOLDERS’ EQUITY	10,993	8,941

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	15,887	12,362

*	Certain assets and liabilities were reclassified to assets and liabilities held for sale for comparative purpose.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands)
For the six months ended June 30, 2007 and 2008

	2007	2008
	US$	US$
Cash flows from operating activities
Net income (loss)	796	(1,418)
Adjustments to reconcile net income(loss) to net cash used in operating activities	—
Minority interests in loss of consolidated subsidiaries	—	—
Amortization of intangible asset	—	—
Stock-based compensation	—	340
Depreciation and amortization	37	143
Loss on disposal of available-for-sale securities	454	99
Loss on written-off of property, plant and equipment	22	—
Gain on disposal of subsidiaries	(330)	(1)
Changes in assets and liabilities:
Decrease in trade accounts receivable	140	—
Increase in inventories	11	—
Decrease (increase) in due from related parties and other assets	3,869	(56)
Decrease in trade accounts payable	(10)	—
Increase in amount due to related parties	82	328
Decrease in other current liabilities	(758)	(1,841)
Decrease in income tax payable	(1)	—

Net cash provided by (used in) operating activities	4,312	(2,406)

Cash flows from investing activities	1,837	(108)
Security trust account	1,837	(108)
Increase in funds held by related parties for security investment purposes	(1,603)	—
Net cash and cash equivalents disposal of upon disposal of discontinued operations	(27)	1
Proceeds from disposal of available-for-sale securities	22	1,220
Purchase of available-for-sales securities	(3,777)	(1,625)
Prepayment for acquisition of property	—	(65)
Purchase of property, plant and equipment	(84)	(171)
Disposal groups held for sale	—	55

Net cash used in investing activities	(3,632)	(693)

Cash flows from financing activities
Repayment of borrowings	—	—
Proceeds from exercise of stock option	756	—
Received from shareholders’ contribution	—	1,154

Net cash provided by financing activities	756	1,154

Effect of exchange rate changes on cash and cash equivalents	(97)	137

Net increase (decrease) in cash and cash equivalents	1,339	(1,808)

Cash and cash equivalents at beginning of period	445	2,477

Cash and cash equivalents at end of period	1,784	669

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except for share data)
For the six months ended December 31, 2007 and June 30, 2008

							Accumulated
					Additional		other	Total
	Preferred Stock		Common Stock		Paid in	Accumulated	comprehensive	shareholders'
	Share	Amount	Share	Amount	Capital	Deficit	income (loss)	equity
		US$		US$	US$	US$	US$	US$
Balance at June 30, 2007	—	—	14,146,497	141	42,583	(34,786)	569	8,507
Issue of shares	1,000,000	11	782,168	8	2,818	—	—	2,837
Share issued upon exercise of Stock options	—	—	100,000	1	1,060	—	—	1,061
Issue of warrants during the period	—	—		—	628	—	—	628
Stock options granted	—	—		—	165	—	—	165
Components of comprehensive loss:

Net loss	—	—	—	—	—	(178)	—	(178)
Net unrealized gain on available-for-sale securities, net of tax	—	—	—	—	—	—	353	353
Reclassification adjustment upon disposal of available-for-sale securities, net of tax	—	—	—	—	—	—	(11)	(11)
Translation adjustment	—	—	—	10	3,438	(5,185)	(632)	(2,369)

Total comprehensive loss for the period								(2,205)

Balance at December 31, 2007	1,000,000	11	15,028,665	160	50,692	(40,149)	279	10,993
Issue of shares	—	—	—	—	—	—	—	—
Share issued upon exercise of stock options	—	—	—	—	—	—	—	—
Issue of warrants during the period	—	—	—	—	—	—	—	—
Shareholders’ contribution	—	—	—	—	1,154	—	—	1,154
Stock options granted	—	—	—	—	340	—	—	340
Components of comprehensive loss:
Net loss	—	—	—	—	—	(1,418)	—	(1,418)
Net unrealized loss on available-for-sale securities, net of tax	—	—	—	—	—	—	(2,510)	(2,510)
Reclassification adjustment upon disposal of available-for-sale securities, net of tax	—	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	3,219	(2,549)	(288)	382

Total comprehensive loss for the period								(2,128)

Balance at June 30, 2008	1,000,000	11	15,028,665	160	55,405	(44,116)	(2,519)	8,941

Note:     The functional currency of the Company is Renminbi (“Rmb”), the lawful currency of the People’s Republic of China. For the convenience of the reader, Unless otherwise indicated, the translations have been made at Rmb6.8591 = US$1.00, which was the noon buying rate in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into United States Dollars at the rate or at any other certain rate.
For Further information:
Charlene Hua
Chief Financial Officer
Tel: 00852-3112 8461
Fax: 00852-3112 8410
Email: charlene.hua@chinactdc.com
About CTDC
CTDC is a provider of solar energy products and solutions in China focusing on a-Si thin-film technology. CTDC’s ultimate principal shareholder is China Merchants Group (http://www.cmhk.com), one of the biggest state-owned conglomerates in China. For more information about CTDC, please visit our website at http://www.chinactdc.com
Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our product volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include the risk factors specified on our annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.